NII Holdings, Inc.
1875 Explorer Street
Suite 1000
Reston, VA 20190
April 18, 2013

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:    NII Holdings, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed February 28, 2013
File No. 000-32421

Dear Mr. Spirgel:

NII Holdings, Inc. (the “Company,” “we,” “our” or “us”) has received your letter dated April 8, 2013 containing comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company's Annual Report on Form 10-K for the year ended December 31, 2012, filed with the Commission on February 28, 2013. This letter on behalf of the Company responds to the comments set forth in your letter.

For convenience of reference, we have set forth your comments in bold below, with the Company's response following each comment.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Page 39

B. Results of Operations, Page 50

1.	Please expand your discussion of reported cost of revenues and expenses to quantify the impact of the period-to-period changes due to foreign currency exchange rates.

Response:

We acknowledge the Staff's comment and will expand our discussion of reported cost of revenues and other expenses to quantify the impact of changes in foreign currency exchange rates. In an effort to ensure we are properly aggregating and analyzing the additional information we plan to present, and in order to ensure we are accurately and meaningfully communicating this information to investors, we appreciate the Staff's understanding that additional time is required to complete this effort. We plan to expand our discussion of reported cost of revenues and other expenses beginning with our quarterly report on Form 10-Q for the three and six months ending June 30, 2013.

2.
It appears to us that you have limited your constant currency presentation and discussion to revenues and segment earnings. Please expand your constant currency presentation and discussion to include your expenses. The discussion should include the reasons for the period-to-period changes in the constant currency expenses.

Response:

We acknowledge the Staff's comment and will expand our constant currency presentation and the associated discussion to include expenses, in addition to revenues and segment earnings. In an effort to ensure we are properly aggregating and analyzing the additional information we plan to present, and in order to ensure we are accurately and meaningfully communicating this information to investors, we appreciate the Staff's understanding that additional time is required to complete this effort. We plan to expand our constant currency presentation and the associated discussion to include expenses beginning with our quarterly report on Form 10-Q for the three and six months ending June 30, 2013.

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing responses, please do not hesitate to contact me at (703) 480-2913.

Thank you for your assistance in this matter.

Yours truly,

/s/ DONALD NEFF
Donald Neff
Vice President, Finance Operations and Controller

cc:	Robert S. Littlepage